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                       [BRENCO, INCORPORATED LETTERHEAD]

                                                                   June 20, 1996

Dear Shareholder:

    On behalf of the Board of Directors of Brenco, Incorporated, I am pleased to inform you that on June 15, 1996, Brenco entered into an Acquisition Agreement with Varlen Corporation and BAS, Inc., a wholly-owned subsidiary of Varlen, pursuant to which BAS, Inc. has commenced today a tender offer to purchase all of the outstanding shares of Brenco's common stock at $16.125 per share, net to the seller in cash, without any interest (the "Offer"). The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on July 18, 1996, unless extended.

    Following the successful completion of the Offer, upon approval by shareholder vote, if required, BAS, Inc. will be merged with and into Brenco. All Brenco shares not purchased pursuant to the Offer (other than shares of Brenco held by Varlen and BAS, Inc. and shares with respect to which dissenter's rights under the Virginia Stock Corporation Act are properly exercised) will be converted into the right to receive in cash $16.125 per share, without any interest.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF BRENCO SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BRENCO SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF BRENCO COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9 which is being filed with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, Wheat, First Securities, Inc., that the consideration to be received by the holders of Brenco's shares pursuant to the Offer and the Merger is fair, from a financial report of view, to such holders. The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. I urge you to read it carefully.

    Accompanying this letter, in addition to the Schedule 14D-9 and Wheat's fairness opinion, is the Offer to Purchase, together with related materials including a Letter of Transmittal for use in tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

    I, personally, along with the entire Board of Directors, management and employees of Brenco, thank you for the support you have given Brenco over the years.

                                        Sincerely,

                                        Needham B. Whitfield
                                        Chairman of the Board
                                        and Chief Executive Officer

NBW/lma
Enclosure